Pricing sheet dated March 8, 2018 relating to Preliminary pricing supplement No. 3066 dated March 8, 2018 Registration Statement No. 333–206013 Filed pursuant to Rule 433

Deutsche Bank AG
$300,000,000 Cash-Settled Equity-Linked Notes Linked to the Common Stock of Voya Financial, Inc. due May 1, 2023

Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Minimum Purchase and Denomination:	Minimum purchase of $100,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples of $1,000 in excess thereof
Reference Stock:	The common stock of Voya Financial, Inc. (Bloomberg ticker: VOYA).
Interest Rate:	1.00% per annum. The notes will pay interest on a semi-annual basis in arrears at the Interest Rate on each Interest Payment Date, including the Maturity Date, based on a 30/360 adjusted day count convention.
Interest Payment Dates[1]:	The 1st of May and November, beginning on May 1, 2018 and ending on the Maturity Date.
Payment at Maturity:

If a Make-Whole Event does not occur prior to April 1, 2023, you will receive on the Maturity Date a cash payment per $1,000 Face Amount of notes equal to the sum of the Daily Values for each of the 20 relevant Valuation Dates plus any accrued but unpaid interest.

If a Make-Whole Event occurs prior to April 1, 2023, you will receive on the Maturity Date a cash payment equal to the Face Amount per $1,000 Face Amount of notes plus any accrued but unpaid interest.

Daily Values:	For each Valuation Date, the greater of (i) $50 and (ii) the Alternative Settlement Amount for that Valuation Date
Alternative Settlement Amount:	For each Valuation Date, an amount calculated as follows: $50 × (Final Price on that Valuation Date / Threshold Price)
Threshold Price:	130% of the Initial Price
Initial Price:	The arithmetic average of the Adjusted VWAPs of one share of the Reference Stock over the five consecutive trading days immediately following the Pricing Date, as determined in the sole discretion of the calculation agent. The Initial Price will likely differ from the Adjusted VWAP and the regular official weekday closing price of one share of the Reference Stock on the Pricing Date. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Price, that might affect the value of your notes.
Final Price:	With respect to each Valuation Date, the Adjusted VWAP on that Valuation Date
Make-Whole Payment:	If a Make-Whole Event occurs prior to April 1, 2023, you will receive on the Make-Whole Payment Date a cash payment per $1,000 Face Amount of notes equal to (a) the Make-Whole Event Intrinsic Value plus (b) the product of (i) the number of Additional Shares and (ii) the Applicable Price. You will not receive any cash payment on the Make-Whole Payment Date if both (a) the average of the Final Prices on 20 relevant Valuation Dates is equal to or less than the Threshold Price and (b) the number of Additional Shares is zero.
Make-Whole Event Intrinsic Value:	The sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates minus the Face Amount. In no event will the Make-Whole Event Intrinsic Value be less than $0.
Applicable Price:	For any Make-Whole Event, (i) if the consideration paid to holders of the Reference Stock in connection with such Make-Whole Event consists exclusively of cash, the amount of such cash per share of the Reference Stock, and (ii) in all other cases, the average of the last reported sale prices of the Reference Stock for the ten consecutive trading days immediately preceding the Effective Date of such Make-Whole Event, in each case multiplied by the then-current Stock Adjustment Factor
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	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$300,000,000.00	$0.00	$300,000,000.00
(1)	Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a selling concession in connection with the sale of the notes. For more detailed information about discounts, commissions and fees, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying preliminary pricing supplement.

The Issuer’s estimated value of the notes on the Pricing Date is $999.90 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page PS–4 of the accompanying preliminary pricing supplement for additional information.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” on page PS–5 of the accompanying preliminary pricing supplement for more information.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

You should read this pricing sheet together with the accompanying preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary pricing supplement dated March 8, 2018: https://www.sec.gov/Archives/edgar/data/1159508/000095010318003186/dp87963_424b3-ps3066a.htm

Prospectus supplement dated July 31, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

Prospectus dated April 27, 2016: https://www.sec.gov/Archives/edgar/data/1159508/000119312516559607/d181910d424b21.pdf

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the offering of the notes that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the offering of the notes. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG or DBSI will arrange to send you the prospectus, prospectus supplement and the preliminary pricing supplement if you so request by calling toll-free 1-800-503-4611.

Deutsche Bank Securities Inc.

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Additional Shares:

For any Make-Whole Event, a number of shares of the Reference Stock determined by the calculation agent by reference to the table below based on the Effective Date of, and the Applicable Price for, such Make-Whole Event. The make-whole table below will be determined after the fifth consecutive trading day immediately following the Pricing Date.

Effective Date	Applicable Prices
	$ [To be the Initial Price]	$	$	$ [To be the Threshold Price]	$	$	$	$	$	$
May 1, 2018
May 1, 2019
May 1, 2020
May 1, 2021
May 1, 2022
April 1, 2023
If the exact Applicable Price and/or Effective Date are not set forth in the table above, then:
• if the actual Applicable Price is between two Applicable Prices in the table or the Effective Date is between two Effective Dates in the table, the number of Additional Shares shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Applicable Prices and/or the earlier and later Effective Dates in the table, based on a 365-day year, as applicable; and
• if the actual Applicable Price is equal to or in excess of $ per share or equal to or less than the Initial Price, the Additional Shares shall be zero in connection with the relevant Make-Whole Event.
Pricing Date:	March 8, 2018
Settlement Date:	March 13, 2018
Valuation Date[2]:

For purposes of the payment at maturity, each of the 20 consecutive trading days beginning on, and including, the twenty-second scheduled trading day immediately preceding the Maturity Date.

For purposes of the Make-Whole Payment, each of the 20 consecutive trading days beginning on, and including, the third trading day following the Effective Date of the relevant Make-Whole Event.

Maturity Date[2]:	May 1, 2023
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25155MKM2 / US25155MKM28
Additional Key Terms:	See “Key Terms” on page PS-1 of the accompanying preliminary pricing supplement. Capitalized terms used but not defined herein have the meanings set forth in the accompanying preliminary pricing supplement.

[1]	Subject to adjustment as described under “Description of the Notes — Interest Payments” in the accompanying preliminary pricing supplement

[2]	Subject to adjustment as described under “Description of the Notes — Adjustments to Valuation Dates and Payment Dates” in the accompanying preliminary pricing supplement